UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2008
Commission File Number 001-33444
Eurand N.V.

(Translation of registrant’s name into English)
Olympic Plaza
Fred. Roeskestraat 123
1076 EE Amsterdam, The Netherlands

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________
INFORMATION CONTAINED IN THIS FORM 6-K REPORT
     Included in this report on Form 6-K as Exhibit 1 is a quarterly report by Eurand N.V. (“Eurand”) relating to Eurand’s financial condition and results of operations for the quarter ended March 31, 2008, including unaudited financial statements and operating review and prospects.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2008	EURAND N.V.
	By:	/s/ Manya S. Deehr
Manya S. Deehr
Chief Legal Officer & Secretary

Eurand N.V.
Quarterly Report
Quarter Ended March 31, 2008

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Euros)

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Note 2)
Assets

Current Assets
Cash and cash equivalents	10,059	12,541
Accounts receivable, less allowance for doubtful accounts of €73 and €115, respectively	15,658	13,437
Inventories, net	12,697	9,750
Prepaid expenses and other current assets	1,469	1,960
Deferred income taxes	218	191

Total current assets	40,101	37,879

Property, plant and equipment, net	34,771	35,642
Goodwill	26,084	26,251
Other intangible assets, net	7,911	8,894
Deferred income taxes	773	791
Other non current assets	43	51

Total non current assets	69,582	71,629

Total assets	109,683	109,508

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Euros, except share amounts)

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Note 2)
Liabilities and Shareholders’ Equity

Current Liabilities
Current portion of long-term debt	499	499
Short-term borrowings	—	179
Accounts payable	8,658	8,103
Income taxes payable	1,079	26
Accrued expenses and other current liabilities	9,858	10,495

Total current liabilities	20,094	19,302

Long-term debt from banks)	749	873
Employee severance indemnities	4,192	4,369
Other non-current liabilities	2,482	2,611
Deferred income taxes	1,200	1,286

Total non-current liabilities	8,623	9,139

Commitments and contingencies (Note 9)

Shareholders’ Equity
Ordinary shares, authorized 130,000,000 and 65,000,000 shares as of March 31, 2008 and December 31, 2007, respectively, 44,379,456 and 44,034,114 issued and outstanding as of March 31, 2008 and December 31, 2007, respectively, with par value €0.01	444	440
Additional paid-in capital	131,817	130,858
Accumulated deficit	(53,017)	(52,011)
Other comprehensive income	1,722	1,780

Total shareholders’ equity	80,966	81,067

Total liabilities and shareholders’ equity	109,683	109,508

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Euros, except share and per share amounts)

	For the three months ended
	March 31,	March 31,
	2008	2007
	(unaudited)	(unaudited)

Product sales	20,259	18,706
Royalties	1,734	974
Development fees	2,875	2,210

Revenues	24,868	21,890

Cost of goods sold	(12,044)	(12,555)
Research and development expenses attributable to development fees	(1,242)	(1,231)
Other research and development expenses	(3,246)	(2,648)
Selling, general and administrative costs	(7,593)	(4,481)
Amortization of intangibles	(546)	(180)

Operating income	197	795

Interest income (expense), net	106	(1,228)
Foreign exchange gain, net	23	28

Income (loss) before taxes	326	(405)

Income tax expense	(1,332)	(377)

Net loss	(1,006)	(782)

Net loss per share:
Basic and diluted net loss per share	€(0.02)	€(0.33)

Weighted average shares used to compute basic and diluted net loss per share	44,228,749	2,339,686

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
Three months ended March 31, 2008 and 2007
(In thousands of Euros except share amounts)

			Additional	Accum-	Other	Total
	Ordinary Shares		paid-in	ulated	comprehensive	shareholders’
	Shares	Amount	capital	deficit	income	equity (deficit)

As at December 31, 2006	2,339,686	23	5,848	(45,337)	2,355	(37,111)

Comprehensive loss:
Net loss				(782)		(782)
Cumulative exchange translation adjustment					255	255
Change in market value of hedging instruments					(46)	(46)

Comprehensive loss						(573)
Stock option compensation			39			39

As at March 31, 2007 (Unaudited)	2,339,686	23	5,887	(46,119)	2,564	(37,645)

As at December 31, 2007	44,034,114	440	130,858	(52,011)	1,780	81,067

Comprehensive loss:
Net loss				(1,006)		(1,006)
Cumulative exchange translation adjustment					(58)	(58)

Comprehensive loss						(1,064)
Restricted shares issuance	26,100	—				—
Exercise of stock options	319,242	4	654			658
Stock option compensation			305			305

As at March 31, 2008 (Unaudited)	44,379,456	444	131,817	(53,017)	1,722	80,966

See accompanying notes to financial statements.

EURAND N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Euros)

	For the three months ended
	March 31, 2008	March 31, 2007
	(unaudited)	(unaudited)
Operating Activities
Net loss	(1,006)	(782)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	1,628	1,776
Amortization	546	180
Non-cash interest expense	—	1,119
Employee severance indemnities	96	181
Unrealized foreign exchange (gains) losses	1,481	155
Stock compensation	305	39
Deferred income taxes	6	51
Changes in operating assets and liabilities:
Accounts receivable, net	(2,549)	(492)
Inventories, net	(3,123)	(1,005)
Prepaid expenses and other current assets	448	(541)
Other non-current assets	10	92
Accounts payable	672	(1,016)
Accrued expenses and other current liabilities	(429)	1,226
Other non-current liabilities	(298)	(398)
Income taxes	1,048	107

Cash provided by (used in) operating activities	(1,165)	692

Investing Activities
Purchases of property, plant and equipment	(2,008)	(512)
Proceeds from disposals of property, plant and equipment	2	—

Cash used in investing activities	(2,006)	(512)

Financing Activities
Repayment of principal on long term debt	(125)	(125)
Net changes in short term borrowings	(175)	3
Exercise of stock options	658	—

Cash provided by (used in) financing activities	358	(122)
Effect of exchange rates on cash	331	(56)

Increase (decrease) in cash and cash equivalents	(2,482)	2
Cash and cash equivalents at beginning of period	12,541	5,810

Cash and cash equivalents at end of period	10,059	5,812

See accompanying notes to financial statements.

1. Description of Business and Basis of Presentation
Eurand N.V. (the “Company”) is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. The Company’s drug formulation technologies focus on the following four areas: (i) taste masking/fast-dissolving formulations, (ii) bioavailability enhancement of poorly soluble drugs, (iii) customized release and (iv) drug targeting. The Company also works with pharmaceutical and biotechnology companies to develop enhanced forms of their existing products and development compounds and, in addition, is currently developing a pipeline of products based on these proprietary drug delivery technologies.
Eurand has research, development and manufacturing facilities in Italy and the United States and an additional manufacturing facility in France.
2. Basis of Presentation
The accompanying unaudited condensed consolidated financial statements of Eurand N.V. and its subsidiaries (collectively referred to as “the Company”) as of and for the three months ended March 31, 2008 and 2007, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and Regulation S-X of the U.S. Securities and Exchange Commission, consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations, changes in shareholders’ equity and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended December 31, 2007, except as discussed in Adoption of Accounting Standards below.
The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Adoption of New Accounting Standards
In September 2006, the Financial Accounting Standards Board issued Statement SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. As such, the Company was required to implement this standard no later than January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company’s results of operations or financial position.
On September 14, 2007, the Emerging Issues Task Force (EITF) affirmed its tentative conclusions on EITF 07-3, Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-3 is effective for agreements entered into in fiscal years beginning after December 15, 2007. As such, the Company was required to implement this standard no later than January 1, 2008. The adoption of EITF 07-3 did not have a material impact on the Company’s results of operations or financial position.
On November 29, 2007 the EITF adopted EITF 07-1: Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. EITF 07-1 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact of adopting EITF 07-1 on its consolidated financial statements. The Company expects that the adoption of EITF 07-1 will not have a material impact on the Company’s results of operations or financial position.
3. Inventories, net

	March 31,	December 31,
	2008	2007
	(unaudited)	(note 2)

Raw materials	6,715	4,839
Work in progress	3,436	1,732
Finished goods	2,546	3,179

	12,697	9,750

Costs related to pre-launch commercial batches of EUR-1008 (Zentase®) inventory on hand as at March 31, 2008 have been expensed in cost of goods sold. The related expense for the three months ended March 31, 2008 amounted to €497, bringing the cumulative amount expensed as of March 31, 2008 to €1,133. EUR-1008 is awaiting regulatory approval for commercial launch in the United States, but the approval process had not progressed enough to allow a determination that these costs will be recovered.

4. Prepaid expenses and other current assets

	March 31,	December 31,
	2008	2007
	(unaudited)	(note 2)

Prepayments	744	750
Recoverable amounts for income taxes	61	235
Recoverable amounts for other taxes	664	975

	1,469	1,960

5. Short-Term Borrowings
On March 5, 2008, the Company entered into a new revolving line of credit amounting to €6,000 which bears interest at a variable rate of Euribor plus 75 basis points. The line of credit is available until September 4, 2009 and can be renewed. At March 31, 2008, the Company had lines of credit amounting to €10,330 of which none were utilized. All lines of credit are from banks, are callable on demand and are unsecured.
At March 31, 2008 and December 31, 2007 the Company had overdrafts of €nil and €179, respectively.
6. Income Taxes
The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the three months ended March 31, 2008 and 2007 are due to the effect of Imposte Regionale sulle Attivite Producttive (“IRAP”) and the increase in the valuation allowance recorded on net operating losses incurred by certain of our subsidiaries. The Italian “IRAP” tax is a regional tax on productive activities, and has a statutory rate of 3.9%. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for the major portion of labor costs or interest. The IRAP tax is not deductible for corporate tax purposes.
The applicable income tax rate in Italy has been reduced from 33% to 27.5% effective January 1, 2008. The IRAP tax rate in Italy has been reduced from 4.25% to 3.9% effective January 1, 2008.

7. Accrued Expenses and Other Current Liabilities

	March 31,	December 31,
	2008	2007
	(unaudited)	(note 2)

Accrued expenses	3,559	3,298
Deferred revenues	685	1,045
Accrued costs for termination of operating lease	150	150
Social Security and other contributions	1,198	1,259
Taxes, other than income taxes	1,115	810
Accrued employee compensation	3,151	3,933

	9,858	10,495

8. Shareholders’ Equity
Share Capital
On February 15, 2008 the Company issued an aggregate of 26,100 ordinary shares in order to satisfy its obligation related to the granting of 50 ordinary shares on December 12, 2007 to each of its employees employed on December 1, 2007. A related compensation expense of €281 was included in the statement of operations in the year ended December 31, 2007. The expense was based on the fair value of the shares at the grant date and expensed immediately as there were no vesting or other restrictions at that date.
Stock Option Grants and Related Share Issuances
On March 4, 2008 the Board of Directors of the Company approved grants of options to employees at the then market price of $15.05 in accordance with the 1999 Stock Option Plan. Stock option expenses are recognized in the financial statements when the Company and the employee have reached a mutual understanding of all the option terms and are expensed over the vesting period. The criteria for recognition were met for 393,000 options during the three months ended March 31, 2008.
During the three months ended March 31, 2008 and 2007, the Company issued 319,242 and nil ordinary shares, respectively, in order to satisfy its obligation on the exercise of employee stock options.

9. Commitments and Contingencies
The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company’s consolidated financial statements.
Between 1996 and 1999, the Company entered into a series of agreements with Medeva PLC, now known as UCB, Inc. (or “UCB”), and its affiliates, ultimately resulting in the execution of a development, license and supply agreement in June 1999. Pursuant to those agreements, the Company developed a new product that is a sustained release formulation of Methylphenidate Hydrochloride, or MPH, which is an active ingredient used to treat Attention Deficit and Hyperactivity Disorder in children. The Company also agreed to allow Medeva Pharmaceuticals, Inc., or UCB, to package, market and sell that developed product in exchange for the exclusive right to manufacture that product for a minimum period of ten years and UCB’s agreement to pay the Company royalties on all sales of the developed product. However, in 2003, UCB ceased both ordering the developed product and paying royalties. As a result, on March 28, 2004, the Company commenced an action for breach of contract and misappropriation of trade secrets against UCB and its affiliates in the Common Pleas Court of Montgomery County, Ohio that was then removed to the United States District Court, Southern District of Ohio. Due to the filing of Defendants’ Motion to Dismiss or Transfer, however, the case was effectively stayed for over two years, at which time the Company elected to voluntarily dismiss the action.
On September 1, 2006, the Company recommenced the action against UCB and its affiliates in the United States District Court, Western District of New York, claiming, among other things, breach of contract, tortious interference with contract and misappropriation of trade secrets in relation to our development of the sustained release formulation of MPH. The Company is seeking to enforce our rights under the applicable agreements, including the 1999 development, license and supply agreement, and to obtain both monetary and equitable relief in this litigation. On September 26, 2006, UCB filed a counterclaim claiming, among other things, fraud, negligent misrepresentation, breach of contract and breach of warranties. UCB seeks to deny Eurand’s rights under the agreements, and seeks both monetary and equitable relief in its counterclaim. On January 16, 2008, the Company filed a First Amended Complaint with additional claims asserting, among other things, that UCB acted fraudulently and is infringing a patent in which Eurand has equitable ownership rights. On March 4, 2008, UCB filed a motion for dismissal in part. On April 18, 2008, Eurand filed a response to the motion for dismissal in part. Oral arguments on the motion are currently scheduled for June 26, 2008. The parties are also in the process of conducting discovery and the parties are both taking depositions of potential witnesses. Eurand intends to vigorously pursue this action to enforce its rights and to defend against UCB’s counter allegations.
At the present time management is unable to determine the outcome of the litigation.

10. Per Share Information
In accordance with SFAS 128, Earnings per Share, the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.
11. Geographic revenues
Revenues based on the country in which the recipient of the product or service is resident, are as follows:

	Revenues
	For the three months ended
	March 31,	March 31,
	2008	2007
	(unaudited)	(unaudited)
USA	14,153	9,665
Germany	3,712	4,211
United Kingdom	2,397	2,271
Japan	1,006	2,005
Italy	867	1,272
Switzerland	527	533
Netherlands	315	—
France	289	672
South Korea	283	—
South Africa	276	156
Spain	265	495
Canada	260	—
Portugal	138	—
Czech Republic	—	148
Other	380	462

	24,868	21,890

The Netherlands is the Company’s country of domicile.

FORWARD-LOOKING STATEMENTS
          This report contains forward-looking statements. The forward-looking statements are contained primarily in the section entitled “Operating and Financial Review and Prospects”. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. These statements are based upon management’s current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.
          All statements in this document that are not statements of historical fact are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, such matters as:
•	the expected timing, progress or success of our preclinical and clinical development programs;

•	the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates;

•	our ability to market, commercialize and achieve market acceptance for any of the product candidates that we are developing or may develop in the future, including without limitation the establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize EUR-1008 (Zentase®), if approved;

•	delays in obtaining, or a failure to obtain and maintain, regulatory approval or third party payor agreements for our product candidates, including, but not limited to, our lead product candidate, EUR-1008;

•	the possibility the FDA may continue to extend the deadline for seeking or receiving a new drug application, or NDA, and/or not withdraw existing pancreatic enzyme products, or PEPs, from the U.S. market that do not receive approval for NDAs by the then applicable deadline;

•	our ability to continue to successfully manufacture our existing products;

•	the potential advantages of our products or product candidates over other existing or potential products;

•	our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates and products;

•	our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

•	the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our reliance on collaboration partners and licensees, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

•	our ability to compete in the pharmaceutical industry;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;
•	the continuation of product sales by our collaborators and licensees;

•	a loss of rights to develop and commercialize our products under our license and sublicense agreements;

•	a loss of any of our key scientists or management personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance; and

•	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.
Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this report. You should read this report, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.
PRESENTATION OF FINANCIAL INFORMATION
     We prepared our financial statements included in this report in Euro in accordance with U.S. GAAP. References to “U.S. Dollars,” “Dollars,” “U.S. $” or “$” in this prospectus are to the currency of the United States and references to “Euro”,”(Euro)” or “€” are to the single currency of the European Union.

EXCHANGE RATE INFORMATION
          We prepare our financial statements in Euros. This report contains translations of Euros into U.S. Dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.5805 U.S. Dollars per Euro, defined by the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on March 31, 2008. No representation is made that the Euro amounts referred to in this report could have been or could be converted into U.S. Dollars at any particular rate or at all.
          Fluctuations in the exchange rates between the Euro and the Dollar will affect the Dollar amounts received by owners of our shares on payment of dividends, if any, paid in Euros. Moreover, such fluctuations may also affect the Dollar price of our shares on the NASDAQ Global Market.
          The following table sets forth information regarding the exchange rates of U.S. Dollars per Euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.

	U.S. Dollar per Euro
				Period
	High	Low	Average	End

Three months ended
March 31, 2007	1.3374	1.2904	1.3109	1.3374
June 30, 2007	1.3660	1.3295	1.3484	1.3520
September 30, 2007	1.4219	1.2904	1.3450	1.4219
December 31, 2007	1.4862	1.4092	1.4482	1.4603
March 31, 2008	1.5805	1.4495	1.5007	1.5805

Month in 2007
November	1.4862	1.4469	1.4675	1.4688
December	1.4759	1.4344	1.4559	1.4603

Month in 2008
January	1.4877	1.4574	1.4728	1.4841
February	1.5187	1.4495	1.4759	1.5187
March	1.5805	1.5195	1.5520	1.5805
April	1.6010	1.5568	1.5754	1.5568
Source: Federal Reserve Bank of New York
          On May 7, 2008 the closing noon buying rate was $1.5370 to (Euro)1.00.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
     You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the related notes to our condensed consolidated financial statements and the other financial information appearing elsewhere in this report. We have supplemented the condensed consolidated financial statements with summary financial data at the end of this discussion. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See “Risk Factors” beginning on page 5 of our Annual Report on Form 20-F for the year ended December 31, 2007, filed on March 31, 2008, as well as “Forward-Looking Statements” in this report for a discussion of these risks and uncertainties. Our reporting currency is Euro. See “Exchange Rate Information” for more detailed information.
          Business Update
Product Development Pipeline Updates
EUR-1008 — Zentase®
•	On December 20, 2007, we announced the completion of its NDA submission to the U.S. Food and Drug Administration (FDA) for EUR-1008 (Zentase®), our lead product candidate intended for the treatment of exocrine pancreatic insufficiency (EPI). The NDA was accepted and granted priority review status by the FDA in February 2008. The typical review period for NDAs under priority review status is six months versus the standard ten-month review period. Pending FDA approval, we intend to market the product in the U.S. with a specialty sales force, targeting the 120 Cystic Fibrosis Treatment Centers (CFTCs), as well as key gastroenterologists and pulmonologists in the U.S.
We intend to out-license marketing rights to EUR-1008 outside of the U.S. and are currently in negotiations with potential partners in Europe. In April 2008, we received confirmation from the European Medicines Evaluation Agency (EMEA) that a marketing application for EUR-1008 is eligible for Community (Centralized) Marketing Authorization submission in the European Union (EU). We plan to file a marketing authorization application (MAA) for EUR-1008 with the EMEA, the approval of which would allow market access to 27 European Union member states and provide 10 years of market exclusivity. We expect to meet with the EMEA in the near future to define requirements for filing our MAA.
EUR-1073 — Clipper™ (beclomethasone diproprionate)
•	In April 2008, we were granted an exclusive license by Chiesi Farmaceutici SpA to its gastro-resistant, controlled release tablet formulation of the corticosteroid, beclomethasone diproprionate, in the U.S. and Canada. The product is currently approved and marketed in the United Kingdom, Italy, Spain, and Belgium. We will make an up-front payment and commercial milestone payments to Chiesi Farmaceutici contingent upon obtaining U.S. regulatory approval for the product. We will also pay royalties on net sales of the product.
Marketed in Europe under the Clipper™ 5 mg tablets brand, our newly in-licensed product candidate, EUR-1073, is an enteric coated, controlled release formulation of beclomethasone diproprionate, a corticosteroid intended for use in the treatment of Ulcerative Colitis, the most prevalent type of inflammatory bowel disease (IBD). EUR-1073 was developed by Chiesi using a drug delivery system that targets the lower gastrointestinal (GI) tract, providing a sustained release of drug upon delivery which is intended to preserve the efficacy of classical corticosteroids while reducing the side effects commonly associated with their use. We plan to work with the FDA to establish a clinical development and regulatory pathway for the product in the United States.
Unisom® SleepMelts™ — Orally Disintegrating Diphenhydramine Hydrochloride
•	In April 2008, we announced that our partner, Chattem, Inc. (“Chattem”), had launched a new orally disintegrating tablet (“ODT”) formulation of its popular over-the-counter (OTC) sleep-aid brand, Unisom®, called Unisom® SleepMelts™. The product, which contains 25mg of diphenhydramine hydrochloride, was developed by Eurand using its AdvaTab® and Microcaps® taste-masking technologies as part of the EUR-1047 program. Unisom® SleepMelts™ is now available in leading U.S. mass merchandiser, drug and food retailers. We will exclusively manufacture and supply the product for Chattem. The launch of Unisom® SleepMelts™ represents the first product to be commercialized using the AdvaTab® ODT technology.
EUR-1002 — Amrix® (cyclobenzaprine HCl)
•	In April 2008, we received a notice of allowance from the United States Patent and Trademark Office (USPTO) for U.S. patent application No. 10/713,929, entitled “Modified Release Dosage Forms of Skeletal Muscle Relaxants”. Eurand’s patent application was filed November 14, 2003 and includes allowed claims covering Amrix®, the only FDA approved once-daily formulation of the skeletal muscle relaxant, cyclobenzaprine hydrochloride, for the relief of muscle spasm associated with acute, painful musculoskeletal conditions. The extended-release formulation, developed by Eurand using its proprietary Diffucaps® technology, was launched by our partner, Cephalon, in the U.S. in November 2007. Currently marketed skeletal muscle relaxant products are typically dosed multiple times a day and have varying degrees of somnolence. Amrix® not only provides the benefit of once-daily dosing, but Cephalon has reported that it also has a lower incidence of somnolence compared to immediate release cyclobenzaprine. As the developer, licensor and exclusive manufacturer of the product, we are working with Cephalon to support the commercialization of the product in the U.S. and will receive royalty payments and manufacturing revenue from Cephalon on Amrix® sales.
          Results of Operations
This section discusses our operating results, for which you should make reference to our summary financial data provided at the end of this section.
Three Months Ended March 31, 2008, Compared to the Three Months Ended March 31, 2007
The following table shows how revenues for the three months ended March 31, 2008 changed compared to the same period in 2007.

	Three months ended March 31,
			Increase (decrease) compared to
	2008	2007	previous period
	(Euros in thousands, except percentages)
Product sales	20,259	18,706	1,553	8.3%
Royalty income	1,734	974	760	78.0%
Development fees	2,875	2,210	665	30.1%

Total revenues	24,868	21,890	2,978	13.6%

Revenues. Our revenues were €24.9 million for the three months ended March 31, 2008, compared to €21.9 million for the same period in 2007, an increase of €3.0 million or approximately 14%. This growth would, however, have been approximately 24% year on year had our revenues not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately €2.3 million for the three months ended March 31, 2008. The increase included revenues of €880,000 or approximately 4.0% from SourceCF, which was acquired on November 30, 2007.
Our products sales were €20.3 million for the three months ended March 31, 2008, an increase of €1.6 million or approximately 8% compared to the same period in 2007. The increase in product sales growth would have been €3.3 million or approximately 17% if negative currency effects worth €1.7 million were excluded. The increase was mainly due to growth in Pancreatin sales.
Our royalties were €1.7 million for the three months ended March 31, 2008, an increase of €760,000 or 78%. The increase includes €440,000 of royalty income from the recently acquired SourceCF business.
Our development fees were €2.9 million for the three months ended March 31, 2008 compared to €2.2 million for the same period in 2007 — an increase of €665,000 or 30%. The reported increase includes negative foreign exchange effects without which the increase would have been approximately 47%. This increase is mostly explained by success milestones earned in the period.
Cost of Goods Sold. Our cost of goods sold was €12.0 million for the three months ended March 31, 2008 compared to €12.6 million for the same period in 2007, representing a decrease of €511,000 or approximately 4%. If foreign exchange effects of €1.0 million were excluded the cost of goods would have increased by approximately €523,000 or 4%. The percentage growth rate of cost of goods sold is lower than the percentage growth rate of products sales primarily because the mix of products contained a higher proportion of our more profitable products.
Research and Development Expenses. Research and development expenses were €4.5 million for the three months ended March 31, 2008 compared to €3.9 million for the same period in 2007, representing an increase of €609,000, primarily due to clinical costs.
Selling, General and Administrative Expenses. Selling, general and administrative expenses were €7.6 million for the three months ended March 31, 2008 compared to €4.5 million for the same period in 2007, representing an increase of €3.1 million or approximately 69%. This increase was primarily due to:
•	the build out of our EUR-1008 (Zentase®) marketing and sales organization including new hires and pre-launch initiatives;

•	higher legal costs, primarily related to ongoing litigation between the company and UCB; and

•	costs associated with being a public company, including legal advisory and costs related to the Sarbanes-Oxley Act.

Interest Expense. Net interest income was €129,000 for the three months ended March 31, 2008 compared to €1.2 million of expense for the same period in 2007. This change resulted primarily from the repayment of all outstanding notes payable to shareholders and almost all bank debt on May 30, 2007 using proceeds from our IPO.
Taxes. For the three months ended March 31, 2008, we recorded income taxes of €1.3 million on a pre-tax income of €326,000. In the three months ended March 31, 2007, we recorded income taxes of approximately €377,000 on a pre-tax loss of €405,000. This increase in tax expense is primarily due to our expectation that we will fully utilize tax loss carry forwards in Italy during fiscal 2008 and begin paying income taxes there in full. We continue to fully provide for tax credits on tax losses made in the U.S.
          Changes in Financial Position
Cash and cash equivalents. Cash and cash equivalents were approximately €10.1 million on March 31, 2008 compared to €12.5 million as at December 31, 2007. Our cash and cash equivalents decreased primarily due to operating cash outflows resulting, primarily, from an increase working capital and capital expenditure.
Total Debt. Our total debt decreased from €1.6 million on December 31, 2007 to €1.2 million on March 31, 2008 as we repaid short term borrowings and a portion of our long term debt.
Total shareholders’ equity. Our shareholders’ equity decreased from €81.1 million on December 31, 2007 to €81.0 million on March 31, 2008, primarily as a result of our net loss during the period.
          Off Balance Sheet Arrangements
     As of March 31, 2008, we did not have any off balance sheet arrangements.
          Historical Net Loss per Share
A large increase in the number of our ordinary shares in conjunction with our IPO on May 16, 2007 has reduced the comparability of net loss per share data for investors. In order to show more comparable per share information we have included in the summary financial data pro forma net loss per share data in addition to the same U.S. GAAP measures for the three month periods ended March 31, 2008 and 2007.
Net Income (Loss) Per Share under U.S. GAAP. Under U.S. GAAP, the shares used in computing our earnings per share (EPS) comprise only our ordinary shares for basic EPS and, where they are dilutive, employee stock options with an exercise price below the average share price for the period. On January 1, 2007, there were approximately 2.2 million ordinary shares issued and outstanding. This figure increased due to the exercise of employee stock options, such that there were approximately 2.4 million ordinary shares issued and outstanding immediately prior to our IPO on May 16, 2007. Before our IPO, ordinary shares were referred to under our by-laws as Series B ordinary shares, in order to distinguish them from other classes of shares (namely, Series A preference shares and Series C preference shares). Since these other classes of shares were redeemable at the request of the shareholders, we excluded them from both shareholders’ equity and from our EPS computations.

On May 16, 2007, the date of our IPO, we issued additional ordinary shares which increased the number of shares as follows:
•	32.5 million ordinary shares were issued on conversion of all outstanding Series A preference shares on a 1-for-1 basis.

•	2.0 million ordinary shares were issued on conversion of all outstanding Series C preference shares, based on a notional value for the Series C preference shares and the IPO price.

•	7.0 million ordinary shares were issued in connection with our IPO.
Pro Forma Net Loss Per Share. We have included in the summary financial data in this report pro forma net loss per share information, in order to facilitate historical comparisons. The pro forma figures use the same net income or loss for the period (i.e. the same numerator) as U.S. GAAP. However, the number of shares for each of the periods presented has been adjusted to take account of the Series A and Series C preference shares issued and outstanding during the period.
The pro forma adjustments assume that:
•	the Series A preference shares were converted into 32,487,940 ordinary share, and

•	the Series C preference shares were converted into 2,029,786 ordinary shares at the beginning of each of the periods presented rather than on May 16, 2007, as actually occurred in conjunction with our IPO.
The table below shows the effect of these adjustments.

	Three Months Ended
	March 31, 2008	March 31, 2007
	(unaudited)	(unaudited)
(in thousands of Euros, except share and per share amounts)

Shares used in computing basic net loss per share under U.S. GAAP	44,228,749	2,339,686
Effect of conversion of Series A preference shares into 32,487,940 ordinary shares on January 1, 2006 rather than on May 16, 2007	—	32,487,940
Effect of conversion of Series C preference shares into 2,029,786 ordinary shares on November 30, 2006 rather than on May 16, 2007	—	2,029,786

Shares used in computing o forma basic net loss per share	44,228,749	43,861,349

Net loss, pro forma and U.S. GAAP	€(1,006)	€(782)

Basic net loss per share, U.S. GAAP	€(0.02)	€(0.33)
Pro forma basic net loss per share	€(0.02)	€(0.02)

     Summary Financial Data
Summary Consolidated Statement of Operations Data

	Three months ended March 31,
	2008	2008	2007		% Change
					At current	At constant
	$’000(a)	Euro’000	Euro’000		currency	currency

Product sales	32,019	20,259	18,706		+8%	+17%
Royalty income	2,741	1,734	974		+78%	+103%
Development fees	4,544	2,875	2,210		+30%	+47%

Total revenues	39,304	24,868	21,890		+14%	+24%
Cost of goods sold	(19,036)	(12,044)	(12,555)		-4%	+4%
R & D expenses	(7,093)	(4,488)	(3,879)		+16%	+21%
S,G & A expenses	(12,001)	(7,593)	(4,481)		+69%	+79%
Amortization of intangibles	(863)	(546)	(180)		+203%	+224%

Operating income	311	197	795		n/a	n/a

Financial income (expense)	204	129	(1,200)		n/a	n/a

Income (loss) before taxes	515	326	(405)		n/a	n/a

Income taxes	(2,105)	(1,332)	(377)		n/a	n/a

Net loss	(1,590)	(1,006)	(782)		n/a	n/a

Basic and diluted net loss per share	$(0.04)	Euro(0.02)	Euro(0.33)

Weighted average number of shares	44,228,749	44,228,749	2,339,686

Pro forma basic and diluted net loss per share	$(0.04)	Euro(0.02)	Euro(0.02	)(b)
Pro forma weighted average number of shares	44,228,749	44,228,749	36,857,412	(b)

(a)	Figures in US Dollars are translated from the Euro, for convenience, at a rate of 1Euro=$1.581, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2008.

(b)	Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007.

Summary Consolidated Balance Sheet Data

	March 31,		December 31,
	2008	2008	2007
	$’000 (1)	Euro’000	Euro’000
Cashandcashequivalents	15,898	10,059	12,541
Totaldebt	1,972	1,248	1,551
Totalshareholders’equity(deficit)	127,967	80,966	81,067

(1)	Figures in US Dollars are translated from the Euro, for convenience, at a rate of 1Euro=$1.581, the noon buying rate at the Federal Reserve Bank of New York on March 31, 2008.